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
----------------                              U.S. SECURITIES AND EXCHANGE COMMISSION                   ----------------------------
|F  O  R  M   4|                                       Washington, D.C. 20549                           |       OMB APPROVAL       |
----------------                                                                                        |--------------------------|
[ ] Check this box if no longer             STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                |OMB Number       3235-0287|
    subject to Section 16.  Form 4                                                                      |Expires: December 31, 2001|
    or Form 5 obligations may                                                                           |Estimated ave. burden     |
    continue.  See Instruction 1(b).                                                                    |hours per response.....0.5|
                                                                                                        ----------------------------
                             Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
                               Section 17(a) of the Public Utility Holding Company Act of 1935 or
                                      Section 30(f) of the Investment Company Act of 1940
   (Print of Type Responses)
------------------------------------------------------------------------------------------------------------------------------------
|1.Name and Address of Reporting Person* |2.Issuer Name and Ticker or Trading Symbol      |6.Relationship of Reporting Persons to  |
|                                        |                                                |  Issuer (Check all applicable)         |
|  COMPAGNIE GENERALE DES COMMUNICATIONS |    NTL Incorporated (NLI)                      |                                        |
|              (COGECOM) S.A.            |                                                |    Director           X 10% Owner      |
|----------------------------------------|------------------------------------------------|---                   ---               |
|    (Last)      (First)       (MI)      |3.IRS or Soc. Sec. No. |4.Statement for Month/  |    Officer               Other         |
|                                        |  of Reporting Person  |  Year:                 |---(give title below) ---(Specify below)|
|                                        |  (Voluntary)          |                        |                                        |
|     6, Place d'Alleray                 |                       |                        |                                        |
|                                        |                       |     October 2001       |   -------------------------------      |
|----------------------------------------|     N/A               |------------------------|----------------------------------------|
|      (Street)                          |                       |5.If Amendment, Date of |7. Individual or Joint/Group Filing     |
|                                        |                       |  Original (Month/Year) |   (Check Applicable Line)              |
|                                        |                       |                        |                                        |
|                                        |                       |                        |    Form filed by One Reporting Person  |
|                                        |                       |                        |---                                     |
|   75505 Paris Cedex 15     France      |                       |                        | X  Form filed by More than One         |
|                                        |                       |                        |--- Reporting Person                    |
|----------------------------------------------------------------------------------------------------------------------------------|
|  (City)         (State)     (Zip)                                                                                                |
|                                              TABLE I - Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned    |
|----------------------------------------------------------------------------------------------------------------------------------|
|1.Title of Security     |2.Transac-  |3.Trans-     |4.Security Acquired (A) or     |5.Amount of      |6.Owner-    |7.Nature of    |
|  (Instr. 3)            |  tion Date |  action     |  Disposed of (D)              |  Securities     |  ship Form:|  Indirect     |
|                        |(Mon/Day/Yr)|  Code       |  (Instr. 3, 4 & 5)            |  Beneficially   |  Direct (D)|  Beneficial   |
|                        |            |  (Instr. 8) |                               |  Owned at End of|  or        |  Ownership    |
|                        |            |-------------|-------------------------------|  Month          |  Indirect  |  (Instr.4)    |
|                        |            | Code |  V   |     Amount     |(A) |  Price  |  (Instr. 3 & 4) |  (I)       |               |
|                        |            |      |      |                | or |         |                 |  (Instr. 4)|               |
|                        |            |      |      |                |(D) |         |                 |            |               |
|------------------------|------------|-------------|----------------|----|---------|-----------------|------------|---------------|
|                        |            |      |      |                |    |         |                 |            |               |
|                        |            |      |      |                |    |         |                 |            |               |
------------------------------------------------------------------------------------------------------------------------------------
Reminder: Report on a separate line for each class of securities owned directly or indirectly. (Over)                SEC 1474 (7-96)

*  If the form is filed by more than one Reporting Person, see Instruction 4(b)(v).

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
FORM 4 (continued)          TABLE II - Derivative Securities Acquired, Disposed of, or Beneficially Owned
                                   (e.g., puts, calls, warrants, options, convertible securities)
------------------------------------------------------------------------------------------------------------------------------------
|1.Title of   |2.Conver-|3.    |4.Tran-  |5.Number of   |6.Date     |7.Title and Amount |8.Price of |9.Number  |10.      |11.Nature|
|Derivative   |sion or  |Trans-|  saction|  Derivative  |Exercisable|  of Underlying    |Derivative |  of      |Owner.   |   of    |
|Security     |Exercise |action|  Code   |  Securities  |and        |  Securities       |Security   |Derivative|Form     |Indirect |
|(Instr. 3)   |Price of |Date  |(Instr.8)|  Acquired (A)|Expiration |  (Instr. 3 & 4)   |(Instr. 5) |Securities|of       |Bene-    |
|             |Deriva-  |(Mon/ |         |  or Disposed |Date       |                   |           |Benefi-   |Deri.    |ficial   |
|             |tive     | Day/ |         |  of (D)      |(Month/Day/|                   |           |cially    |Sec.:    |Owner-   |
|             |Security |Year) |         |  (Instr. 3,  |   Year)   |                   |           |Owned at  |Direct   |ship     |
|             |         |      |         |  4 & 5)      |-----------|-------------------|           |End of    |(D) or   |(Instr.  |
|             |         |      |         |              |     |     |         |Amount or|           |Month     |Indir.   |4)       |
|             |         |      |---------|--------------|Date |Exp. |  Title  |Number of|           |(Instr. 4)|(I)      |         |
|             |         |      |Code | V |    (A)  | (D)|Exer.|Date |         |Shares   |           |          |(Instr.4)|         |
|-------------|---------|------|-----|---|---------|----|-----|-----|---------|---------|-----------|----------|---------|---------|
|5% Cumulative|11.242536| 10/ |J(1) |    |10,263.17|    |Any- | 08/ |Common   |  115,384|    (1)    | 10,263.17|  D      |         |
|Participating|Shares of| 01/ |     |    |         |    |time | 13/ |Stock,   |         |           |          |         |         |
|Convertible  |C/S per  | 01  |     |    |         |    |     | 19  |par      |         |           |          |         |         |
|Preferred    |share of |     |     |    |         |    |     | (3) |value    |         |           |          |         |         |
|Stock,       |Series K |     |     |    |         |    |     |     |$0.01 per|         |           |          |         |         |
|Series K     |Stock    |     |     |    |         |    |     |     |share    |         |           |          |         |         |
|-------------|---------|-----|-----|----|---------|----|-----|-----|---------|---------|-----------|----------|---------|---------|
|5% Cumulative|11.696850| 10/ |J(2) |    |26,316.02|    |Any- | 05/ |Common   |  307,815|     (2)   | 26,316.02|  D      |         |
|Participating|Shares of| 01/ |     |    |         |    |time | 30/ |Stock,   |         |           |          |         |         |
|Convertible  |C/S per  | 01  |     |    |         |    |     | 20  |par      |         |           |          |         |         |
|Preferred    |share of |     |     |    |         |    |     | (3) |value    |         |           |          |         |         |
|Stock,       |Series   |     |     |    |         |    |     |     |$0.01 per|         |           |          |         |         |
|Series B-6   |B-6 Stock|     |     |    |         |    |     |     |share    |         |           |          |         |         |
|-------------|---------|-----|-----|----|---------|----|-----|-----|---------|---------|-----------|----------|---------|---------|
|             |         |     |     |    |         |    |     |     |         |         |           |          |         |         |
|             |         |     |     |    |         |    |     |     |         |         |           |          |         |         |
|----------------------------------------------------------------------------------------------------------------------------------|
Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal               /s/ Pierre Hilaire               October 26, 2001
  Criminal Violations.  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).            -------------------------------------- ----------------
                                                                                  **Signature of Reporting Person        Date
Note: File three copies of this Form, one of which must be manually signed.         on behalf of COGECOM S.A.
      If space provided is insufficient, see Instruction 6 for procedure.           Name: Pierre Hilaire
                                                                                    Title: Chairman of the Board of Directors

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.

     (1)  The Issuer issued to COGECOM these shares as a quarterly dividend with respect to the shares of 5%
          Cumulative Participating Convertible Preferred Stock, Series A that were purchased from the Issuer on
          8/13/99.

     (2)  The Issuer issued to COGECOM these shares as a quarterly dividend with respect to the shares of 5%
          Cumulative Participating Convertible Preferred Stock, Series B that were purchased from the Issuer on
          5/30/00.

     (3)  Mandatory Redemption Date if securities have not been previously redeemed or converted.


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                            Joint Filer Information
                            -----------------------


Name:         France Telecom S.A.
Address:      6, place d'Alleray
              75505 Paris Cedex 15 France

Designated
Filer:        Compagnie Generale des Communications (COGECOM) S.A.
              (COGECOM is a wholly owned subsidiary of France Telecom)

Issuer Name &
Ticker
Symbol:       NTL Incorporated (NLI)

Statement for
Month/Year:   October 2001

Signature:  /s/ Jean-Louis Vinciguerra                        October 26, 2001
          -----------------------------------                 ----------------
              On behalf of FRANCE TELECOM                           Date
              Name: Jean-Louis Vinciguerra
              Title: Senior Executive Vice President